Filed pursuant to Rule 433
Registration No. 333-151522

December 14, 2009 Covering week 12/7 - 12/11

Last week, UMM finished down for the third time in four weeks. Bearish investors have pushed UMM's price below its Underlying Value. Investors, therefore, can go long a US housing recovery at a discount to current home prices. UMM had been trading at a premium ever since the S&P/Case-Shiller Composite-10 turned up for the first time four months ago. Heading into the winter home-buying season, this is an opportune time to consider a portfolio allocation to residential real estate.

After virtually no housing-related data last week, this week features the release of several important housing numbers. Wednesday figures to be the most exciting, as CPI, starts, and building permits will be released before the New York open, with the Fed's rate decision in the afternoon.

Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM: $22.06 (-$0.34, -1.52%)
DMM: $25.87 ($0.05, 0.19%)

Implied HPA: -0.94%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will fall to 157.13 by August 2014 from 158.61 today (reflects data through September 2009).

Last week’s market movers:

"We don't know how fast we're coming back, but we know that we're coming back."

-Bob Toll, CEO of Toll Brothers, on a housing recovery

●  ●  ●

"We are a long way from a recovery. You can't start to see improvement in the housing market until after unemployment peaks."

John Quigley, Professor of Economics, University of
California-Berkeley

• MBA Mortgage Apps: +8.5% (v. +2.1% prev.) • U of Michigan Confidence: 73.4 (v. 68.8 est.)
This week’s housing market indicators:
• Dec. 15 - NAHB Housing Market Survey • Dec. 16 – CPI • Dec. 16 – Housing Starts • Dec. 16 – Building Permits • Dec. 16 – FOMC Rate Decision

Annual Comp-10 Returns v. Implied Annual HPA
Based on UMM's Closing Prices and S&P/CS Composite-10 Index Levels

Sources: MacroMarkets LLC, Bloomberg and Standard & Poor's

Contacts:

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com